Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.
SUPPLEMENT NO. 6 DATED SEPTEMBER 28, 2010
TO THE PROSPECTUS DATED MAY 5, 2010

This document supplements, and should be read in conjunction with, our prospectus dated May 5, 2010 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 5 dated September 2, 2010, which superseded and replaced all prior supplements to the prospectus. Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 6 is to disclose:

•	the status of our public offering;

•	our acquisition of the Virginia Skilled Nursing Facility Portfolio located in Charlottesville, Bastian, Lebanon, Fincastle, Low Moor, Midlothian and Hot Springs, Virginia;

•	the declaration of distributions to our stockholders; and

•	our entry into and updates to loan agreements:

•	our entry into a loan agreement with KeyBank National Association;

•	our entry into a loan agreement with Sun Life Assurance Company of Canada; and

•	update to our revolving line of credit with Bank of America, N.A.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of September 17, 2010, we had received and accepted subscriptions in our offering for 9,932,936 shares of our common stock, or approximately $99,072,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan. As of September 17, 2010, 290,067,064 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our distribution reinvestment plan. We will sell shares of our common stock in our offering until the earlier of August 24, 2011, unless extended by our board of directors for an additional year or as otherwise permitted under applicable law, or the date on which the maximum offering amount has been sold.

Acquisition of the Virginia Skilled Nursing Facility Portfolio

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Description of Investments” section beginning on page 6 of the prospectus and the “Investment Objectives, Strategy and Criteria — Real Estate Acquisitions” section beginning on page 81 of the prospectus:

On June 18, 2010, Grubb & Ellis Equity Advisors, LLC, or Grubb & Ellis Equity Advisors, the managing member of Grubb & Ellis Healthcare REIT II Advisor, LLC, or our advisor, entered into an agreement for purchase and sale of real property, or the Virginia SNF Portfolio Purchase Agreement, with CLC RE, LLC and Albemarle Health Investors, LLC, both of which are unaffiliated third parties and are collectively referred to as the Virginia SNF Portfolio Seller, for the purchase of seven real properties, or the Virginia SNF Portfolio, for an aggregate purchase price of $45,000,000, plus closing costs. The Virginia SNF Portfolio consists of seven separate skilled nursing facilities: The Laurels of Charlottesville located in Charlottesville, Virginia, or the Charlottesville property, Bland Nursing & Rehabilitation Center located in Bastian, Virginia, or the Bastian property, Maple Grove Health Care Center located in Lebanon, Virginia, or the Lebanon property, The Brian Center of Fincastle located in Fincastle, Virginia, or the Fincastle property, The Brian Center of Low Moor located in Low Moor, Virginia, or the Low Moor property, The Laurels of Willow Creek located in Midlothian, Virginia, or the Midlothian property, and The Springs Nursing Facility located in Hot Springs, Virginia, or the Hot Springs property.

The material terms of the Virginia SNF Portfolio Purchase Agreement provided for: (i)(a) Grubb & Ellis Equity Advisors’ initial deposit of $1,000,000, which was due within three business days after the effective date of the Virginia SNF Portfolio Purchase Agreement and was released from escrow to the Virginia SNF Portfolio Seller at the expiration of the due diligence period; provided however, that the Virginia SNF Portfolio Seller guaranteed repayment of the initial deposit if Grubb & Ellis Equity Advisors terminated the Virginia SNF Portfolio Purchase Agreement under certain circumstances as provided for in the Virginia SNF Portfolio Purchase Agreement; (b) if Grubb & Ellis Equity Advisors did not terminate the Virginia SNF Portfolio Purchase Agreement during the due diligence period, an additional deposit of $500,000 was due within three business days after the end of the due diligence period, and was non-refundable after the end of the due diligence period, except in limited circumstances; and (c) a final deposit of $250,000 was due and non-refundable after the end of the due diligence period, except in limited circumstances, if Grubb & Ellis Equity Advisors exercised its extension option pursuant to the terms of the Virginia SNF Portfolio Purchase Agreement; (ii) a due diligence period commencing on the effective date of the Virginia SNF Portfolio Purchase Agreement and expiring on July 21, 2010; and (iii) a closing date that was targeted for July 31, 2010. The Virginia SNF Portfolio Purchase Agreement also contained additional covenants, representations and warranties that are customary of real estate purchase and sale agreements. For purposes of determining closing-related charges that are calculated based upon the consideration paid for an individual property, the purchase price of the Virginia SNF Portfolio was allocated amongst the seven properties as follows: (a) $9,000,000 for the Charlottesville property; (b) $2,900,000 for the Bastian property; (c) $4,500,000 for the Lebanon property; (d) $4,000,000 for the Fincastle property; (e) $9,000,000 for the Low Moor property; (f) $12,900,000 for the Midlothian property; and (g) $2,700,000 for the Hot Springs property.

On July 21, 2010, Grubb & Ellis Equity Advisors entered into a first amendment to the Virginia SNF Portfolio Purchase Agreement, or the Virginia SNF Portfolio First Amendment, with the Virginia SNF Portfolio Seller. The material terms of the Virginia SNF Portfolio First Amendment provided for an extension of the due diligence period to July 28, 2010 and an extension of the closing date to August 20, 2010, which we subsequently extended for an additional 30 day period when we exercised our extension option pursuant to the Virginia SNF Portfolio Purchase Agreement.

On July 28, 2010, Grubb & Ellis Equity Advisors entered into a second amendment to the Virginia SNF Portfolio Purchase Agreement, or the Virginia SNF Portfolio Second Amendment, with the Virginia SNF Portfolio Seller. The material terms of the Virginia SNF Portfolio Second Amendment provided for: (i) an acknowledgement from the Virginia SNF Portfolio Seller that Grubb & Ellis Equity Advisors identified repairs required to be performed by the Virginia SNF Portfolio Seller in connection with the Bastian property and that such repairs were to be performed by the Virginia SNF Portfolio Seller at the direction of Grubb & Ellis Equity Advisors at the sole cost of the Virginia SNF Portfolio Seller in amount not to exceed $125,000; if such repairs were not completed by the Virginia SNF Portfolio Seller prior to the closing date, then a sum of 125% of the estimated costs of completed repairs, up to $125,000, would be placed in escrow by the Virginia SNF Portfolio Seller for the benefit of Grubb & Ellis Equity Advisors; and (ii) a reaffirmation by the Virginia SNF Portfolio Seller of the obligations of each guarantor in connection with a lease for the Midlothian property.

On August 27, 2010, Grubb & Ellis Equity Advisors entered into a third amendment to the Virginia SNF Portfolio Purchase Agreement, or the Virginia SNF Portfolio Third Amendment, with the Virginia SNF Portfolio Seller. The material terms of the Virginia SNF Portfolio Third Amendment provided for a reallocation of the purchase prices of the seven properties of the Virginia SNF Portfolio as follows: (i) $6,700,000 for the Fincastle and Hot Springs properties; and (ii) $38,300,000 for the Charlottesville, Bastian, Lebanon, Midlothian, and Low Moor properties.

On September 16, 2010, Grubb & Ellis Equity Advisors executed seven separate assignment and assumption agreements of the Virginia SNF Portfolio Purchase Agreement, as amended, or the Virginia SNF Portfolio Assignments, to assign its rights, title and interest as the buyer in the Virginia SNF Portfolio Purchase Agreement, as amended, to seven entities, or the Virginia SNF Entities, each of which is a subsidiary of G&E HC REIT II Virginia SNF Portfolio, LLC, our wholly owned subsidiary. The Virginia SNF Portfolio Purchase Agreement with respect to each individual property acquisition was assigned to the Virginia SNF Entities as follows: (i) to G&E HC REIT II Charlottesville SNF, LLC in connection with our purchase of the Charlottesville property; (ii) to G&E HC REIT II Bastian SNF, LLC in connection with our purchase of the Bastian property; (iii) to G&E HC REIT II Lebanon SNF, LLC in connection with our purchase of the Lebanon property; (iv) to G&E HC REIT II Midlothian SNF, LLC in connection with our purchase of the Midlothian property; (v) to G&E HC REIT II Low Moor SNF, LLC in connection with our purchase of the Low Moor property; (vi) to G&E HC REIT II Fincastle SNF, LLC in connection with our purchase of the Fincastle property; and (vii) to G&E HC REIT II Hot Springs SNF, LLC in connection with our purchase of the Hot Springs property.

Also on September 16, 2010, we, through the Virginia SNF Entities, acquired the Virginia SNF Portfolio from the Virginia SNF Portfolio Seller for a purchase price of $45,000,000, plus closing costs.

Financing and Fees

We financed the purchase price of the Virginia SNF Portfolio using $26,810,000 in borrowings under a loan agreement with KeyBank National Association, or KeyBank, as discussed below, $12,900,000 in borrowings from our line of credit with Bank of America, N.A, also further discussed below, cash on hand and proceeds from our offering. In connection with the acquisition, we paid an acquisition fee of approximately $1,238,000, or 2.75% of the purchase price, to Grubb & Ellis Equity Advisors.

Description of the Portfolio

The Virginia SNF Portfolio is a seven-building portfolio of skilled nursing facilities consisting of six single-story facilities and one two-story facility, with one of the facilities devoting one-third of its beds to assisted living. The Virginia SNF Portfolio was built between 1989 and 2004 and consists of approximately 230,000 square feet of gross leasable area, or GLA, in the aggregate. The Virginia SNF Portfolio is 100% leased to seven tenants under long-term leases. The seven tenants of the Virginia SNF Portfolio are: (a) The Laurels of Charlottesville, LLC; (b) Laurel Realty Properties, LLC; (c) AFS of Bastian, Inc.; (d) Senior Care of Lebanon, Inc.; (e) AFS of Fincastle, Inc.; (f) AFS of Hot Springs, Inc.; and (g) AFS of Low Moor, Inc. All seven tenants perform skilled nursing services and AFS of Low Moor, Inc. has one-third of its beds dedicated to assisted living services.

The following table shows, as of September 2010, the effective annual rental rate per square foot, GLA, lease expiration and renewal options for the major tenants of the Virginia SNF Portfolio:

	Effective
	Annual Rental
	Rate Per		Lease	Renewal
Tenant	Square Foot	GLA	Expiration	Options

The Laurels of Charlottesville, LLC (1)	$18.73	48,000	6/8/2016	Two 5-year
Laurel Realty Properties, LLC (1)	$30.14	38,000	2/28/2025	Two 5-year
AFS of Bastian, Inc. (2)	$9.65	31,000	1/31/2025	Two 10-year
Senior Care of Lebanon, Inc. (2)	$19.22	23,000	1/31/2025	Two 10-year
AFS of Fincastle, Inc. (2)	$14.57	27,000	1/31/2025	Two 10-year
AFS of Hot Springs, Inc. (2)	$12.97	20,000	1/31/2025	Two 10-year
AFS of Low Moor, Inc. (2)	$19.75	43,000	1/31/2025	Two 10-year

(1)	These two tenants are affiliated with Laurel Health Care Company, which is a national provider of skilled nursing, rehabilitation, sub-acute and assisted living services. The two leases are cross-defaulted.

(2)	These five tenants are affiliated with Kissito Healthcare, which is an operator of nine senior facilities in Virginia, Texas and Arizona. The five leases are all cross-defaulted.

The Virginia SNF Portfolio was acquired at an estimated capitalization rate of 9.66%, based on its net operating income from the in-place leases for the twelve months after the date of purchase of the property, including any contractual rent increases contained in such leases for those twelve months, divided by the purchase price for the portfolio, exclusive of any acquisition fees and expenses paid. The capitalization rate does not reflect reserves for replacements, nor a property management fee, since the Virginia SNF Portfolio has seven single-tenant leased properties where property management is handled directly by the tenant.

The Virginia SNF Portfolio consists of an aggregate total of 563 beds. The Virginia SNF Portfolio faces competition from a variety of skilled nursing, assisted living and other medical facilities in the respective surrounding regions and cities of the seven properties comprising the Virginia SNF Portfolio.

We believe that the Virginia SNF Portfolio is suitable for its intended purpose and adequately covered by insurance, and we do not intend to make significant repairs or improvements to the Virginia SNF Portfolio over the next few years. For federal income tax purposes, we estimate that the depreciable basis in the Virginia SNF Portfolio will be approximately $41,882,000. For federal income tax purposes, we depreciate land improvements and buildings based upon an estimated useful life of 15 and 39 years, respectively. For 2009, the Virginia SNF Portfolio paid real estate taxes of approximately $196,000 at a rate of 0.01%.

We will pay Grubb & Ellis Equity Advisors, LLC, Property Management, Inc., or GEEA Property Management, pursuant to a property management agreement, an oversight fee of 1.0% of the gross monthly cash receipts derived from the operations of the Virginia SNF Portfolio. Among other things, GEEA Property Management has the authority to negotiate and enter into leases of the Virginia SNF Portfolio on our behalf (in substantial conformance with approved leasing parameters and the operating plan), to incur costs and expenses, to pay property operating costs and expenses from property cash flow or reserves and to require that we provide sufficient funds for the payment of operating expenses. Other affiliates of ours may receive additional fees or other compensation as a result of the acquisition of the Virginia SNF Portfolio in accordance with the compensation provisions described in our prospectus.

The following table sets forth the lease expirations of the Virginia SNF Portfolio for the next ten years, including the number of tenants whose leases will expire in the applicable year, the total area in square feet covered by such leases and the percentage of gross annual rent represented by such leases:

% of Gross
		Total Square	Gross Annual	Annual Rent
		Feet of	Rent of	Represented
	No. of Leases	Expiring	Expiring	by Expiring
Year	Expiring	Leases	Leases	Leases

2010	—	—	$—	—%
2011	—	—	$—	—%
2012	—	—	$—	—%
2013	—	—	$—	—%
2014	—	—	$—	—%
2015	—	—	$—	—%
2016	1	48,000	$896,000	19.4%
2017	—	—	$—	—%
2018	—	—	$—	—%
2019	—	—	$—	—%

The following table shows the average occupancy rate and the average effective annual rental rate per square foot for the Virginia SNF Portfolio for the last five years:

		Average Effective Annual
Year	Average Occupancy Rate	Rental Rate per Square Foot

2005	100%	$15.38
2006	100%	$15.82
2007	100%	$16.18
2008	100%	$18.17
2009	100%	$18.28

Declaration of Distributions

The following information should be read in conjunction with the discussion contained in the “Prospectus Summary — Distribution Policy” section beginning on page 14 of the prospectus, the “Our Performance — Information Regarding Our Distributions” section beginning on page 64 of the prospectus and the “Description of Capital Stock — Distribution Policy” section beginning on page 150 of the prospectus:

Effective as of September 22, 2010, our board of directors authorized a daily distribution to our stockholders of record as of the close of business on each day of the period commencing on October 1, 2010 and ending on December 31, 2010. The distributions will be calculated based on 365 days in the calendar year and will be equal to $0.0017808 per share of common stock, which is equal to an annualized distribution rate of 6.5%, assuming a purchase price of $10.00 per share. These distributions will be aggregated and paid in cash monthly in arrears. The distributions declared for each record date in the October 2010, November 2010 and December 2010 periods will be paid in November 2010, December 2010 and January 2011, respectively, only from legally available funds.

Entry into and Updates to Loan Agreements

The following information should be read in conjunction with the disclosure contained in the “Investment Objectives, Strategy and Criteria — Our Strategies and Policies with Respect to Borrowing” section beginning on page 76 of the prospectus:

Loan Agreement with KeyBank National Association

On September 16, 2010, we and G&E HC REIT II Charlottesville SNF, LLC, G&E HC REIT II Bastian SNF, LLC, G&E HC REIT II Lebanon SNF, LLC, G&E HC REIT II Midlothian SNF, LLC and G&E HC REIT II Low Moor SNF, LLC, or the Borrowing Virginia SNF Entities, entered into a bridge loan agreement with KeyBank, or the KeyBank Loan Agreement, to obtain a loan in the principal amount of $26,810,000, or the KeyBank Loan. The KeyBank Loan is evidenced by a promissory note in the principal amount of $26,810,000, a loan agreement, an environmental indemnity agreement, and is secured by five separate deeds of trust and assignments of rents and leases. The proceeds of the KeyBank Loan were used to finance the purchase of the Charlottesville, Bastian, Lebanon, Midlothian and Low Moor properties, which are five of the seven properties comprising the Virginia SNF Portfolio, or the Borrowing Virginia SNF properties. The initial term of the KeyBank Loan Agreement is 18 months from the closing date, maturing on March 17, 2012, or until such time that we are able to pay in full the KeyBank Loan by obtaining a Federal Housing Association Mortgage loan, or HUD Loan. This initial term may be extended by one six-month period subject to satisfaction of certain conditions, including payment of an extension fee. The KeyBank Loan may be prepaid in whole or in part subject to all interest being paid thereon through the prepayment date and a payment to KeyBank in an amount equal to all breakage costs as defined in the KeyBank Loan Agreement, and other fees incurred by KeyBank as a result of the prepayment.

The material terms of the KeyBank Loan Agreement provide for: (i) an interest rate during the initial and the extended term of the KeyBank Loan Agreement equal to either: (a) a one-month London Interbank

Offered Rate, or LIBOR, plus 4.00% per annum, subject to a minimum LIBOR floor of 1.50% per annum; or if the daily floating LIBOR rate is not available then (b) a rate per annum equal to the sum of 4.00% per annum plus the greater of the rate published by KeyBank or the per annum rate equal to one-half of 1.00% in excess of the rate published by the Federal Reserve Bank of Cleveland on such day; (ii) a default interest rate equal to a one-month LIBOR rate plus 3.00% per annum; provided however, such rate does not exceed the maximum rate permitted under the law; (iii) a late charge fee equal to the greater of 4.0% of the amount of such payment or $25.00 for any amounts due under the KeyBank Loan Agreement that remain unpaid more than five days after the due date for said amount, whereby such late charge shall be in addition to all of KeyBank’s rights under the KeyBank Loan Agreement, including the right to accelerate the payment on any unpaid principal amount and interest thereon and the right to seek foreclosure on the Borrowing Virginia SNF properties; and (iv) a principal repayment requirement if the outstanding principal balance of the loan is equal to or greater than 70.0% of the aggregate appraised value of the Borrowing Virginia SNF properties or the principal balance exceeds the maximum aggregate loan amount for the proposed HUD Loan.

The KeyBank Loan Agreement contains various affirmative and negative covenants that are customary for loan agreements and transactions of this type, including limitations on the incurrence of debt by the Borrowing Virginia SNF Entities. The KeyBank Loan Agreement also imposes the following financial covenants, as specifically defined therein, on us and the Borrowing Virginia SNF Entities, as applicable, including: (a) a maximum total leverage ratio; (b) a minimum debt service coverage ratio; and (c) a minimum consolidated adjusted net worth covenant. In addition, the KeyBank Loan Agreement includes events of default that are customary for loan agreements of this type. The proceeds of the KeyBank Loan were allocated to the Borrowing Virginia SNF properties as follows: (i) $8,400,000 to the Charlottesville property; (ii) $9,030,000 to the Midlothian property; (iii) $2,030,000 to the Bastian property; (iv) $3,150,000 to the Lebanon property; and (v) $4,200,000 to the Low Moor property.

Loan Agreement with Sun Life Assurance Company of Canada

On September 16, 2010, we, through G&E HC REIT II Pocatello MOB, LLC, our wholly owned subsidiary, entered into a loan agreement with Sun Life Assurance Company of Canada, or the Sun Life Lender, or the Sun Life Loan Agreement, to obtain a loan in the principal amount of $8,000,000, or the Sun Life Loan, in connection with our previous acquisition of a 98.75% ownership interest in the Pocatello East Medical Office Building located in Pocatello, Idaho, or the Pocatello East MOB property. We acquired our interest in the Pocatello East MOB property through a joint venture with Pocatello Medical Office Partners, LLC, an unaffiliated third party, on July 27, 2010. The Sun Life Loan is evidenced by a promissory note in the principal amount of $8,000,000, an environmental indemnity agreement, a guaranty agreement, an assignment of rents agreement, an escrow and pledge agreement and is secured by a leasehold deed of trust and security agreement and fixture filing.

The material terms of the Sun Life Loan Agreement provide for: (i) a fixed interest rate of 6.00% per annum; (ii) a default interest rate of 11.00% per annum; (iii) a maturity date of October 1, 2020; (iv) a late charge fee equal to 4.0% of each monthly payment which is not paid when due under the loan agreement; (v) an interest only payment due October 1, 2010 and monthly interest and principal payments in the amount of $55,000 commencing on November 1, 2010; (vi) a prepayment restriction that does not allow us to prepay the loan prior to October 1, 2010; (vii) a prepayment indemnification whereby we shall indemnify the Sun Life Lender against any loss, damage and expense the Sun Life Lender incurs if the unpaid principal balance is paid prior to the maturity date for any reason except for a payment of the entire unpaid principal balance, with accrued and unpaid interest, made within 180 days of the maturity date or any application by the Sun Life Lender of insurance proceeds or taking proceeds to reduce the loan amount pursuant to the terms of the Sun Life Loan Agreement. In addition, we shall pay to the Sun Life Lender a prepayment premium in an amount equal to the greater of 1.0% of the then unpaid principal balance, plus accrued interest or a discounted yield maintenance prepayment fee, as defined in the Sun Life Loan Agreement, subject to certain exceptions pursuant to the terms of the Sun Life Loan Agreement; (viii) an acceleration fee to be paid by us to the Sun Life Lender in the event of default in an amount equal to the greater of 3.0% of the unpaid principal balance plus accrued interest or the discounted yield maintenance prepayment fee, as defined in the Sun Life Loan

Agreement. In addition to the rights of the Sun Life Lender in the event of a default under the Sun Life Loan Agreement, as discussed above, the Sun Life Lender has the right to terminate its obligations under the Sun Life Loan Agreement, accelerate the payment on any unpaid principal balance of the Sun Life Loan including interest thereon and foreclose on the Pocatello East MOB property.

Update to Revolving Line of Credit with Bank of America, N.A.

On September 15, 2010, we, through G&E HC REIT II St. Vincent Cleveland MOB, LLC and G&E HC REIT II Livingston MOB, LLC, our wholly owned subsidiaries, further secured our revolving line of credit with Bank of America, N.A. which we originally entered into on July 19, 2010, or the Bank of America Line of Credit, by executing two separate deeds of trust, on each of our St. Vincent Medical Office Building and Livingston Medical Office Building properties, located in Cleveland, Ohio and Livingston, Texas, respectively, or the Livingston MOB property and the St. Vincent MOB property, respectively, for the benefit of Bank of America, N.A. We acquired the St. Vincent MOB and Livingston MOB properties on June 25, 2010 and June 28, 2010, respectively. We also entered into two separate collateral assignments of management contracts, a joinder agreement to the original promissory note, and a joinder agreement to the original credit agreement and other loan documents, including the environmental indemnity agreement and pledge agreement, in connection with further securing the Bank of America Line of Credit. As a result, the Livingston MOB and the St. Vincent MOB properties have been added to the collateral pool of properties securing the Bank of America Line of Credit, which are collectively referred to as the borrowing base properties. In the event of default, Bank of America, N.A. has the right to terminate its obligations under the Bank of America Line of Credit loan documents, including the funding of future loans and to accelerate the payment on any unpaid principal amount of all outstanding loans, and interest thereon and may seek foreclosure on the borrowing base properties or any other properties that are added to the collateral pool in the future.

As a result of adding the St. Vincent MOB and Livingston MOB properties as additional borrowing base properties to the collateral pool securing the Bank of America Line of Credit, our borrowing capacity under the Bank of America Line of Credit increased from $8,950,000 to $17,150,000, or an increase of $8,200,000.